UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 19, 2017

Commission File Number: 001-12510

KONINKLIJKE AHOLD DELHAIZE N.V.

(Exact name of registrant as specified in its charter)

ROYAL AHOLD DELHAIZE

(Translation of registrant’s name into English)

Provincialeweg 11

1506 MA Zaandam

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report includes material as an exhibit that has been published and made available by Koninklijke Ahold Delhaize N.V. to its shareholders, as of January 19, 2017.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Trading Statement, Fourth quarter and Full year 2016 of Koninklijke Ahold Delhaize N.V., dated January 19, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE AHOLD DELHAIZE N.V.

Date: January 19, 2017	By:	/s/ Jeff Carr
	Name:	Jeff Carr
	Title:	EVP & CFO